UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

_____

FORM 8-K
CURRENT REPORT
Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934

Date of report (Date of earliest event reported): December 6, 2004

BRUNSWICK CORPORATION

(Exact Name of Registrant Specified in Charter)

Delaware	**001-01043**	**36-0848180**
(State or Other Jurisdiction of Incorporation)	**(Commission File Number)**	**(I.R.S. Employer Identification No.)**

1 N. Field Court	
Lake Forest, Illinois	**60045-4811**
(Address of Principal Executive Offices)	**(Zip Code)**

Registrant's telephone number, including area code: (847) 735-4700

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ]   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ]   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ]   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240, 14d-2(b))

[ ]   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240, 13e-4(c))

ITEM 1.01 Entry into a Material Definitive Agreement.

(a) 2005 Automatic Deferred Compensation Plan

On December 6, 2004, the Human Resources and Compensation Committee of Brunswick Corporation (the "Company") approved the Brunswick Corporation 2005 Automatic Deferred Compensation Plan (the "Officer Plan"). The Officer Plan, which will become effective on January 1, 2005, provides for the automatic deferral of compensation payable by the Company and certain related entities that would, in the absence of such deferral, not be deductible by the Company by reason of section 162(m) of the Internal Revenue Code. The Officer Plan will replace the Company's existing Automatic Deferred Compensation Plan and is designed to comply with the requirements of the American Jobs Creation Act of 2004.

Cash compensation otherwise due to an executive that is deferred under the Officer Plan will be credited to an Automatic Cash Deferral Account established for such executive. Amounts in this account will be credited as of the last day of each calendar month with interest for that month at a rate equal to the greater of: (a) the prime rate in effect at Chase Manhattan Bank on the first day of the month plus four percentage points, or (b) the Company's short term borrowing rate. If an executive so elects, the Company may, after consultation with the executive, invest amounts credited to the executive's Automatic Cash Deferral Account in securities and other assets as the Company may determine.

Shares of the Company's Common Stock otherwise due to an executive that are deferred under the Officer Plan will be credited to an Automatic Stock Deferral Account. The Officer Plan does not provide for new grants of stock, but rather the deferral of stock which would otherwise have been paid to an executive pursuant to the Company's other plans. The Automatic Stock Deferral Account will be adjusted from time to time to reflect the deemed reinvestment of dividends in accordance with the terms of the Company's dividend reinvestment program.

Amounts credited to an executive's Automatic Cash Deferral Account and Automatic Stock Deferral Account shall be distributed upon the earliest of: (a) a "change in control" as defined under Internal Revenue Code section 409A or (b) six months after the date the executive ceases to be employed by the Company and certain related entities.

(b) 2005 Deferred Compensation Plan for Non-Employee Directors

On December 7, 2004, the Company's Board of Directors (the "Board"), following the recommendation of the Corporate Governance Committee, approved the Brunswick Corporation 2005 Deferred Compensation Plan for Non-Employee Directors (the "Director Plan"). The Director Plan, which will become effective on January 1, 2005, and is designed to comply with the requirements of the American Jobs Creation Act of 2004, provides for the continuation of the deferral program previously been available to the Corporation's non-employee directors. Under the Director Plan, non-employee directors may elect to receive on a deferred basis, (i) the portion of the director's annual retainer that is payable in Company common stock (the "Stock Retainer") and (ii) shares of Company common stock in lieu of the portion of the director's annual retainer that would otherwise be paid in cash (the "Cash Retainer"). Shares received

under the mechanism established by the Director Plan shall be deemed to have been issued under the Company's 2003 Stock Incentive Plan.

Non-employee directors may elect under the Director Plan to receive all, some or none of their annual retainer on a deferred basis. An account will be established for each director who makes a deferral election under the Director Plan. That account will be credited with:

> (i) a number of shares of Company Common Stock equal to the number of shares, otherwise payable as part of the Stock Retainer, the receipt of which the director has elected to defer,

> (ii) a number of shares of Company Common Stock equal to the amount of the Cash Retainer that the director has elected to receive in deferred shares divided by the fair market value of a share of Company Common Stock on the date on which such amount would otherwise have been paid, and

> (iii) a number of shares of Company Common Stock equal to 20% of the total number of shares of Company Common Stock credited to the account pursuant to (ii) above.

Accounts established under the Director Plan will be adjusted to reflect the reinvestment of dividends in accordance with the terms of the Company's dividend reinvestment program.

Amounts held in a non-employee director's account established pursuant to the Director Plan will be distributed on the first day of the calendar month following the date of the participant's "separation from service" with the Company, as defined under Internal Revenue Code section 409A. Upon a "change of control" (as defined under Internal Revenue Code section 409A), non-employee directors will receive a lump sum distribution of their account balance as soon as practicable after the date of the change of control. All distributions from accounts established under the Director Plan will be distributed by the Company in whole shares of Company Common Stock.

ITEM 9.01 Financial Statements and Exhibits.

(c) Exhibits:

Exhibit No.	Description of Exhibit
10.1	Brunswick Corporation 2005 Automatic Deferred Compensation Plan
10.2	Brunswick Corporation 2005 Deferred Compensation Plan for Non-Employee Directors

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

BRUNSWICK CORPORATION

Dated: December 9, 2004

By: /S/ MARSCHALL I. SMITH

Name: Marschall I. Smith
Title: Vice President, General Counsel and Secretary

EXHIBIT INDEX:

Exhibit No.	Description of Exhibit
10.1	Brunswick Corporation 2005 Automatic Deferred Compensation Plan
10.2	Brunswick Corporation 2005 Deferred Compensation Plan for Non-Employee Directors

EXHIBIT 10.1

BRUNSWICK CORPORATION
2005 AUTOMATIC DEFERRED COMPENSATION PLAN

(Effective January 1, 2005)

SECTION 1

General

1.1.   Purpose. The Brunswick Corporation 2005 Automatic Deferred Compensation Plan (the "Plan") has been established by Brunswick Corporation (the "Company") to provide for the deferral of compensation payable to Covered Executives by the Company and Related Companies that would otherwise be non-deductible by reason of section 162(m) of the Code, and thereby avoid the loss of such deduction, and to compensate the Covered Executives for such deferral. The Plan shall apply to the deferral of amounts that are earned or become vested after December 31, 2004. The Brunswick Corporation Automatic Deferred Compensation Plan (the "Prior Plan") shall apply to the deferral of amounts that are earned and become vested on or before December 31, 2004.

1.2.   Code. For purposes of the Plan, the term "Code" means the Internal Revenue Code of 1986, as amended. References to sections of the Code also refer to any successor provisions thereof. If, after the Effective Date, there is a change in the provisions or interpretation of Code sections 162(m) or 409A which would have a material effect on the benefits of the Plan to a Covered Executive or the Company, the Company shall revise the Plan in good faith to preserve the benefits of the Plan for the Company, the Related Companies, and the Covered Executives; provided, however, that if any change to the Plan pursuant to this sentence is adverse to a Covered Executive, the Covered Executive shall be provided with reasonable compensation therefor.

1.3.   Effective Date. The "Effective Date" of the Plan is January 1, 2005.

1.4.   Related Companies. The term "Related Company" means any company during any period in which compensation paid to a Covered Executive by such company would be required to be aggregated with compensation paid to the Covered Executive by the Company, in accordance with the affiliated group rules applicable to Code section 162(m). The Company shall enter into such arrangements with the Related Companies as it shall deem appropriate to implement the terms of the Plan, and shall inform the Covered Executive of any material failure to provide for such implementation.

1.5.   Operation and Administration. The authority to control and manage the operation and administration of the Plan shall be vested in the Human Resources and Compensation Committee (the "Committee") of the Board of Directors of the Company (the "Board"). In controlling and managing the operation and administration of the Plan, the Committee shall have

the rights, powers and duties set forth in Section 6. Capitalized terms in the Plan shall be defined as set forth in the Plan.

1.6.   Applicable Law.   The Plan shall be construed and administered in accordance with the laws of the State of Illinois to the extent that such laws are not preempted by the laws of the United States of America.

1.7.   Number. Where the context admits, words in the singular shall include the plural and the plural shall include the singular.

1.8.   Notices. Any notice or document required to be filed with the Committee under the Plan will be properly filed if delivered or mailed to the Human Resources and Compensation Committee, in care of the Company, at its principal executive offices. The Committee may, by advance written notice to affected persons, revise such notice procedure from time to time. Any notice required under the Plan may be waived by the person entitled to notice.

1.9.   Benefits Under Qualified Plans. Compensation of any Covered Executive that is deferred under the Plan, and benefits payable under the Plan, shall be disregarded for purposes of determining the benefits under any plan that is intended to be qualified under section 401(a) of the Code.

1.10.   Other Costs and Benefits. The Plan is intended to defer, but not to eliminate, payment of compensation to a Covered Executive. Accordingly, if any compensation or benefits that would otherwise be provided to a Covered Executive in the absence of the Plan are reduced or eliminated by reason of deferral under the Plan, the Company shall equitably compensate the Covered Executive for such reduction or elimination, and the Company shall reimburse the Covered Executive for any increased or additional penalty taxes which the Covered Executive may incur by reason of deferral under the Plan which would not have been incurred in the absence of such deferral, except that no reimbursement will be made for taxes resulting from an increase or decrease in individual income tax rates, or resulting from an increase in the amount of compensation payable to the Covered Executive by reason of the accrual of earnings or any other provision of the Plan.

1.11.   Evidence. Evidence required of anyone under the Plan may be by certificate, affidavit, document or other information which the person acting on it considers pertinent and reliable, and signed, made or presented by the proper party or parties.

1.12.   Action by Company. Any action required or permitted to be taken by the Company or any Related Company shall be by resolution of its board of directors, or by a duly authorized officer of the Company or Related Company, as the case may be.

1.13.   Withholding. Except as otherwise provided by the Committee, (i) the deduction of withholding and any other taxes required by law will be made from all amounts paid in cash and (ii) in the case of payments in shares of common stock of the Company ("Company Stock"), the Participant shall be required to pay in cash the amount of any taxes required to be withheld prior to receipt of such Company Stock, or alternatively, a number of shares of Company Stock the Fair Market Value (defined below) of which equals the amount required to be withheld may be deducted from the payment; provided, however, that the number of shares of Company Stock

so deducted may not have an aggregate Fair Market Value in excess of the amount determined by applying the minimum statutory withholding rate. "Fair Market Value" means the closing price on the New York Stock Exchange - Composite Transactions Tape on the relevant date or on the next preceding date on which a closing price was quoted; provided, however, that the Committee may specify some other definition of Fair Market Value.

1.14.   Adjustments. In the event of any increase or decrease in the number of issued shares of Company Stock resulting from a subdivision or consolidation of shares or other capital adjustment, or the payment of a stock dividend or other increase or decrease in shares, effected without receipt of consideration by the Company, or other change in corporate or capital structure, the number and class of securities distributable under this Plan and the number of share units in Participants' Automatic Stock Deferral Accounts shall be appropriately adjusted by the Committee; provided, however, that any fractional shares resulting from any such adjustment shall be eliminated. The decision of the Committee regarding any such adjustment shall be final, binding and conclusive.

SECTION 2

Participation

2.1.   Covered Executives. Subject to the terms of the Plan, an individual shall be a "Covered Executive" subject to the deferral requirements of the Plan for any year, if, for that year, the individual is a "covered employee" with respect to the Company, as that term is used in Code section 162(m)(3) and Treas. Reg. section 1.162-27(c)(2). The provisions of the Plan shall not apply to any employee to the extent that the employee is subject to an individual agreement with the Company providing for automatic deferral of compensation to avoid non-deductibility of compensation by reason of Code section 162(m).

2.2.   Plan Not Contract of Employment. The Plan does not constitute a contract of employment, and participation in the Plan will not give any employee the right to be retained in the employ of the Company nor any right or claim to any benefit under the Plan, unless such right or claim has specifically accrued under the terms of the Plan.

SECTION 3

Automatic Deferral

3.1.   Deferred Amount. If any compensation otherwise payable to a Covered Executive by the Company or any Related Company would be non-deductible by reason of Code section 162(m), such amount shall, unless otherwise provided by the Committee, not be paid to the Covered Executive when otherwise due, but an amount equal to the foregone payment shall instead be credited to the Covered Executive's Automatic Cash Deferral Account or Automatic Stock Deferral Account in accordance with this Section 3. In determining the amounts subject to deferral under this subsection 3.1, the following shall apply:

(a)   To the extent that the compensation is otherwise payable in cash to a Covered Executive, payment of such cash shall be deferred under the Automatic Cash Deferral Account, in accordance with this Section 3.

(b)   To the extent that the compensation is otherwise payable in Company Stock, delivery of those shares shall be deferred under the Automatic Stock Deferral Account, in accordance with this Section 3.

(c)   To the extent necessary in determining whether amounts payable to a Covered Executive would be non-deductible for any year, the Committee shall make the determinations required under this Section 3 based on an estimate of the total compensation to be paid to the Covered Executive for the year (including both cash and non-cash compensation and benefits that would be taken into account in determining whether the limitations of Code section 162(m) are exceeded).

(d)   In estimating a Covered Executive's total compensation for any year, the Committee may request that the Covered Executive forecast whether, for the year, the Covered Executive will be receiving any compensation the timing of which is in the Covered Executive's discretion; provided, however, that such forecast shall not preclude the Covered Executive from taking action that would change the time of receipt of such compensation.

(e)   Nothing in the Plan shall be construed to require a deferral of the salary of a Covered Executive.

3.2.   Automatic Cash Deferral Account. The Automatic Cash Deferral Account balance shall be credited with the amount determined in accordance with subsection 3.1(a), as of the date on which such amount would otherwise have been paid to the Covered Executive were it not for deferral under the Plan. The Automatic Cash Deferral Account shall be adjusted from time to time in accordance with the following:

(a)   Unless a Covered Executive makes an election at such time and in such form as may be determined by the Committee from time to time to have paragraph (b) next below apply, the Automatic Cash Deferral Account shall be credited as of the last day of each calendar month with interest for that month at a rate equal to the greater of: (a) the prime rate in effect at Chase Manhattan Bank on the first day of the month plus four percentage points, or (b) the Company's short-term borrowing rate.

(b)   If a Covered Executive elects application of this paragraph (b), the Company, after consultation with the Covered Executive, may invest amounts credited to the Covered Executive's Automatic Cash Deferral Account in securities and other assets as the Company may determine. The Company and its agents shall not incur any liability by reason of purchasing, or failing to purchase, any security or other asset in good faith. A Covered Executive's Automatic Cash Deferral Account shall be

charged or credited as of the last day of each fiscal year of the Company, and at such other times as the balance in the Automatic Cash Deferral Account shall be determined, to reflect (i) dividends, interest or other earnings on any such investments, reduced by the cost of funds (for the period of deferral) for the amount of any taxes incurred by the Company with respect thereto; (ii) any gains or losses (whether or not realized) on such investment; (iii) the cost of funds (for the period of deferral) for the amount of any taxes incurred with respect to net gains realized on any such investments, taking into account any applicable capital loss carryovers and carrybacks, provided that in computing such taxes, capital gains and losses on assets of the Company other than such investments shall be disregarded; and (iv) any direct expenses incurred by the Company in such fiscal year or other applicable period which would not have been incurred but for the investment of amounts pursuant to the provisions of this paragraph (b) (provided that this clause (iv) shall not be construed to permit a reduction for the cost of taxes).

3.3.   Automatic Stock Deferral Account. The Automatic Stock Deferral Account balance shall be credited with the number of share units equal to number of shares of Company Stock as of the date on which such shares would otherwise have been paid to a Covered Executive were it not for deferral under the Plan. The Automatic Stock Deferral Account shall be adjusted from time to time to reflect the deemed reinvestment of dividends in accordance with the terms of the Company's dividend reinvestment program, as in effect from time to time.

3.4.   Statements. On a quarterly basis, the Committee shall provide the Covered Executive with statements of the Covered Executive's Automatic Cash Deferral Account and Automatic Stock Deferral Account. Upon request of a Covered Executive, the Committee shall provide the computations of amounts under Sections 3 and 4.

SECTION 4

Distributions

4.1.   Time of Payment of Deferred Amount. Amounts credited to a Covered Executive's Automatic Cash Deferral Account and Automatic Stock Deferral Account shall be paid or distributed upon the earliest of the following:

(a)   To the extent provided by the Secretary of the Treasury under Code section 409A, as soon as practicable after a "change in control" (as defined under Code section 409A).

(b)   six months after the date the Covered Executive ceases to be employed by the Company and all Related Companies.

4.2.   Form of Payment of Deferred Amount. To the extent that an amount is payable to or on behalf of a Covered Executive with respect to the Automatic Cash Deferral Account in accordance with subsection 3.2, it shall be paid by the Company in a cash lump sum. To the

extent that an amount is payable to or on behalf of a Covered Executive with respect to the Automatic Stock Deferral Account in accordance with subsection 3.3, it shall be distributed by the Company in shares of Company Stock in a lump sum.

4.3.   Beneficiary. Subject to the terms of the Plan, any benefits payable to a Covered Executive under the Plan that have not been paid at the time of the Covered Executive's death shall be paid at the time and in the form determined in accordance with the foregoing provisions of the Plan to the beneficiary designated by the Covered Executive in writing filed with the Committee in such form and at such time as the Committee shall require. A beneficiary designation form will be effective only when the signed form is filed with the Committee while the Participant is alive and will cancel all beneficiary designation forms filed earlier. If a Covered Executive fails to designate a beneficiary, or if the designated beneficiary of the deceased Covered Executive dies before the Covered Executive or before complete payment of the Covered Executive's benefits, the amounts shall be paid to the legal representative or representatives of the estate of the last to die of the Covered Executive and the Covered Executive's designated beneficiary.

4.4.   Distributions to Disabled Persons. Notwithstanding the provisions of this Section 4, if, in the Committee's opinion, a Covered Executive or a beneficiary is under a legal disability or is in any way incapacitated so as to be unable to manage such individual's financial affairs, the Committee may direct that payment be made to a relative or friend of such individual for such individual's benefit until claim is made by a conservator or other person legally charged with the care of such individual's person or estate, and such payment shall be in lieu of any such payment to the Covered Executive or the beneficiary. Thereafter, any benefits under the Plan to which the Covered Executive or the beneficiary is entitled shall be paid to such conservator or other person legally charged with the care of such individual's person or estate.

4.5.   Benefit May Not be Assigned. Neither a Covered Executive nor any other person shall have any voluntary or involuntary right to commute, sell, assign, pledge, anticipate, mortgage or otherwise encumber, transfer, hypothecate or convey in advance of actual receipt of the amounts, if any, or any part thereof, payable hereunder, which are expressly declared to be unassignable and non-transferable. No part of the amounts payable shall be, prior to actual payment, subject to seizure or sequestration for payment of any debts, judgments, alimony or separate maintenance owed by the Covered Executive or any other person, or be transferred by operation of law in the event of the Covered Executive's or any other person's bankruptcy or insolvency. Payments to or on behalf of a Covered Executive under the Plan are not subject to reduction or offset for amounts due or alleged to be due from the Covered Employee to the Company or any Related Company.

SECTION 5

Source of Benefit Payments

The amount of any benefit payable under the Plan shall be paid from the general assets of the Company. Neither a Covered Executive nor any other person shall acquire by reason of the Plan any right in or title to any assets, funds or property of the Company whatsoever, including, without limiting the generality of the foregoing, any specific funds, assets, or other property

which the Company, in its sole discretion, may set aside in anticipation of a liability under the Plan. A Covered Executive shall have only a contractual right to the amounts, if any, payable under the Plan, unsecured by any assets of the Company. Nothing contained in the Plan shall constitute a guarantee by the Company that the assets of the Company shall be sufficient to pay any benefits to any person.

SECTION 6

Committee

6.1.   Powers of Committee. The authority to control and manage all aspects of the operation and administration of the Plan shall be vested in the Committee. The Committee is authorized to interpret the Plan, to establish, amend, and rescind any rules and regulations relating to the Plan, and to make all other determinations that may be necessary or advisable for the administration of the Plan. Except as otherwise specifically provided by the Plan, any determinations to be made by the Committee under the Plan shall be decided by the Committee in its sole discretion. Any interpretation of the Plan by the Committee and any decision made by it under the Plan is final and binding on all persons. The amount to be deferred under Section 3 shall be based on such estimates as the Committee determines in good faith to be appropriate.

6.2.   Delegation by Committee. The Committee may allocate all or any portion of its responsibilities and powers to any one or more of its members and may delegate all or any part of its responsibilities and powers to any person or persons selected by it. Any such allocation or delegation may be revoked by the Committee at any time.

6.3.   Information to be Furnished to Committee. The Company and the Related Companies shall furnish the Committee with such data and information as may be required for it to discharge its duties. The records of the Company and the Related Companies as to a Covered Executive's employment, termination of employment, leave of absence, reemployment and compensation shall be conclusive on all persons unless determined to be incorrect. Covered Executives and other persons entitled to benefits under the Plan must furnish the Committee such evidence, data or information as the Committee considers desirable to carry out the Plan.

6.4.   Liability and Indemnification of Committee. No member or authorized delegate of the Committee shall be liable to any person for any action taken or omitted in connection with the administration of the Plan unless attributable to such individual's own fraud or willful misconduct; nor shall the Company be liable to any person for any such action unless attributable to fraud or willful misconduct on the part of a director or employee of the Company. The Committee, the individual members thereof, and persons acting as the authorized delegates of the Committee under the Plan, shall be indemnified by the Company against any and all liabilities, losses, costs and expenses (including legal fees and expenses) of whatsoever kind and nature which may be imposed on, incurred by or asserted against the Committee or its members or authorized delegates by reason of the performance of a Committee function if the Committee or its members or authorized delegates did not act dishonestly or in willful violation of the law or regulation under which such liability, loss, cost or expense arises. This indemnification shall not duplicate but may supplement any coverage available under any applicable insurance.

SECTION 7

Amendment and Termination

The Committee may, at any time, amend or terminate the Plan, subject to the following:

(a) Subject to the provisions of subsection 1.2 (relating to changes in the Code), no amendment or termination may materially adversely affect the rights of any Covered Executive or beneficiary under the Plan.

(b) Notwithstanding any other provision of the Plan to the contrary, neither the Committee nor the Board may delegate its rights and responsibilities under this Section 7; provided, however, that the Board may, from time to time, substitute itself, or another committee of the Board, for the Human Resources and Compensation Committee under this Section 7.

EXHIBIT 10.2

BRUNSWICK CORPORATION
2005 DEFERRED COMPENSATION PLAN
FOR NON-EMPLOYEE DIRECTORS

(Effective January 1, 2005)

SECTION 1

General

1.1.   Purpose. The Brunswick Corporation Deferred Compensation Plan for Non-Employee Directors (the "Plan") has been established by Brunswick Corporation (the "Company") to provide non-employee directors with an opportunity to meet stock ownership guidelines and otherwise save in a tax effective manner and thereby aiding in attracting and retaining non-employee directors of exceptional ability. The Plan shall apply to amounts deferred after December 31, 2004; amounts deferred on or prior to that date shall be accounted for and governed by the Company's prior deferred compensation program for non-employee Directors under the 1997 Stock Plan.

1.2.   Effective Date. The "Effective Date" of the Plan is January 1, 2005.

1.3.   Operation and Administration. The authority to control and manage the operation and administration of the Plan shall be vested in the Corporate Governance Committee (the "Committee") of the Board of Directors of the Company (the "Board"). In controlling and managing the operation and administration of the Plan, the Committee shall have the rights, powers and duties set forth in Section 7. Capitalized terms in the Plan shall be defined as set forth in the Plan.

1.4.   Plan Year. The term "Plan Year" means the calendar year.

1.5.   Applicable Law. The Plan shall be construed and administered in accordance with the laws of the State of Illinois to the extent that such laws are not preempted by the laws of the United States of America.

1.6.   Number. Where the context admits, words in the singular shall include the plural and the plural shall include the singular.

1.7.   Notices. Any notice or document required to be filed with the Plan Administrator (as defined in subsection 7.1) or the Committee under the Plan will be properly filed if delivered or mailed to the Plan Administrator, in care of the Company, at its principal executive offices. The Plan Administrator may, by advance written notice to affected persons, revise such notice procedure from time to time. Any notice required under the Plan may be waived by the person entitled to notice.

1.8.   Form and Time of Elections. Unless otherwise specified herein, each election required or permitted to be made by any Participant or other person entitled to benefits under the Plan, and any permitted modification or revocation thereof, shall be in writing filed with the Plan Administrator at such times, in such form, and subject to such restrictions and limitations as the Plan Administrator shall require.

1.9.   Evidence. Evidence required of anyone under the Plan may be by certificate, affidavit, document or other information which the person acting on it considers pertinent and reliable, and signed, made or presented by the proper party or parties.

1.10.   Adjustments. In the event of any increase or decrease in the number of issued shares of Company Stock resulting from a subdivision or consolidation of shares or other capital adjustment, or the payment of a stock dividend or other increase or decrease in shares, effected without receipt of consideration by the Company, or other change in corporate or capital structure, the number and class of securities distributable under this Plan and the number of shares in Participants' Accounts shall be appropriately adjusted by the Committee; provided, however, that any fractional shares resulting from any such adjustment shall be eliminated. The decision of the Committee regarding any such adjustment shall be final, binding and conclusive.

SECTION 2

Participation

2.1.   Participant. Subject to the terms of the Plan, a director of the Company who is not an employee of the Company or any of its subsidiaries (a "Non-Employee Director") shall be eligible to make deferrals under the Plan.

2.2.   Deferral Election. A Non-Employee Director shall become a "Participant" in the Plan by electing to defer payment of all or a portion of the Non-Employee Director's Eligible Compensation pursuant to the terms of a "Deferral Election". A Non-Employee Director's Deferral Election with respect to Eligible Compensation for services to be performed in a calendar year shall be filed before the end of the preceding calendar year; provided, however, that the initial Deferral Election of a new Non-Employee Director may be filed within 30 days after the date on which such individual became a Non-Employee Director, and shall be applicable only to Eligible Compensation for services to be performed by the Non-Employee Director after the Deferral Election is filed.

2.3.   Eligible Compensation. For purposes of the Plan, a Non-Employee Director's "Eligible Compensation" means the sum of (a) the portion of such Non-Employee Director's annual retainer payable in common stock of the Company ("Eligible Stock Compensation") and (b) the portion of such Non-Employee Director's annual retainer payable in cash ("Eligible Cash Compensation").

SECTION 3

Plan Accounting

3.1.   Deferred Compensation Accounts. An Account shall be maintained on behalf of each Participant, which shall be credited with (a) the number of shares of Company Stock payable to the Participant as Eligible Stock Compensation with respect to which the Participant has made a Deferral Election and (b) the number of "Original" shares equal to the sum of (i) the number of shares of Company Stock the "Fair Market Value" of which (determined as of the date on which the Eligible Cash Compensation would have been paid to the Participant if it had not been deferred) equals the amount of the Eligible Cash Compensation with respect to which the Participant has made a Deferral Election and (ii) the number of "Premium" shares equal to 20% of the number of Original shares determined in (i). Such crediting shall occur as of the date on which the Eligible Compensation would have been paid to the Participant if it had not been deferred. A Participant's Account shall be adjusted to reflect the deemed reinvestment of dividends in accordance with the terms of the Company's dividend reinvestment program, as in effect from time to time, and shall be charged the amount of any distributions under the Plan that have not previously been charged. "Fair Market Value" means the closing price on the New York Stock Exchange - Composite Transactions Tape on the relevant date or on the next preceding date on which a closing price was quoted; provided, however, that the Committee may specify some other definition of Fair Market Value.

3.2.   Statement of Accounts. As soon as practicable after the end of each Plan Year, and at such other times as determined by the Committee, the Company shall provide each Participant with a statement of the transactions in the Participant's Accounts during that year and the Participant's Account balance as of the end of the year.

3.3   Relationship to 2003 Plan. Shares of Company Stock awarded under the Plan shall be deemed to have been issued under the Company's 2003 Stock Incentive Plan, as it shall be amended from time to time (the "2003 Plan"). If there shall no longer be shares of Company Stock available for issuance under the 2003 Plan, whether due to termination of such plan or otherwise, shares of Company Stock awarded under the Plan shall be deemed to be issued under such other plan that (a) has been approved by the stockholders of the Company and (b) provides for awards of shares of Company Stock to Non-Employee Directors (an "Alternative Plan"). If there shall no longer be shares of Company Stock available for issuance under the 2003 Plan and there is no Alternative Plan, no additional shares of Company Stock shall be issued to Non-Employee Directors under the Plan.

SECTION 4

Distributions

4.1.   General. Subject to this Section 4 and Section 5 (relating to change in control), the balance of a Participant's Account shall be distributed on the first day of the calendar month following the date of the Participant's "separation from service" with the Company (as defined

under Code section 409A). Distribution shall be made in either a single lump sum or in annual installments for up to 15 years, as elected by the Participant in the Participant's Distribution Election (defined below). The elected number of installments will automatically be shortened to the number of years equal to the account value at time of first scheduled distribution divided by $10,000.

4.2. <u>Distribution Election</u>. A Participant's initial Deferral Election shall specify the number of payments in which the Participant's Account shall be distributed ("Distribution Election"). A Participant's Distribution Election may be changed to increase, but not to decrease, the number of payments in which the Participant's Account shall be distributed, subject to the following:

        (a)   Any such change in a Participant's Distribution Election will not take effect until at least 12 months after the change is made; and

        (b)   Payments under the changed Distribution Election may not begin until at least 5 years after the date when payments would otherwise have begun.

4.3. <u>Medium of Payment</u>. All distributions from Participants' Accounts shall be distributed by the Company in whole shares of Company Stock (plus cash equal to the Fair Market Value of any fractional share).

4.4. <u>Beneficiary</u>. Subject to the terms of the Plan, any benefits payable to a Participant under the Plan that have not been paid at the time of the Participant's death shall be paid at the time and in the form determined in accordance with the foregoing provisions of the Plan, to the beneficiary designated by the Participant in writing filed with the Plan Administrator in such form and at such time as the Plan Administrator shall require. A beneficiary designation form will be effective only when the signed form is filed with the Plan Administrator while the Participant is alive and will cancel all beneficiary designation forms filed earlier. If a deceased Participant failed to designate a beneficiary, or if the designated beneficiary of a deceased Participant dies before the Participant or before complete payment of the Participant's benefits, the amounts shall be paid to the legal representative or representatives of the estate of the last to die of the Participant and the Participant's designated beneficiary.

4.5. <u>Distributions to Disabled Persons</u>. Notwithstanding the provisions of this Section 4, if, in the Plan Administrator's opinion, a Participant or beneficiary is under a legal disability or is in any way incapacitated so as to be unable to manage such individual's financial affairs, the Plan Administrator may direct that payment be made to a relative or friend of such individual for such individual's benefit until claim is made by a conservator or other person legally charged with the care of such individual's person or estate, and such payment shall be in lieu of any such payment to such Participant or beneficiary. Thereafter, any benefits under the Plan to which such Participant or beneficiary is entitled shall be paid to such conservator or other person legally charged with the care of such individual's person or estate.

4.6. <u>Benefits May Not be Assigned</u>. Neither the Participant nor any other person shall have any voluntary or involuntary right to commute, sell, assign, pledge, anticipate, mortgage or otherwise encumber, transfer, hypothecate or convey in advance of actual receipt of the amounts,

if any, payable hereunder, or any part hereof, which are expressly declared to be unassignable and non-transferable. No part of the amounts payable shall be, prior to actual payment, subject to seizure or sequestration for payment of any debts, judgements, alimony or separate maintenance owed by the Participant or any other person, or be transferred by operation of law in the event of the Participant's or any other person's bankruptcy or insolvency.

SECTION 5

Change in Control

To the extent provided by the Secretary of the Treasury under Code section 409A, each Participant's then effective Deferral Election and Distribution Election shall be automatically revoked as of the date on which a "change in control" (as defined under Code section 409A occurs and the Participant shall receive a lump sum distribution of the Participant's Account balance as soon as practicable after the date of the change in control. Such distribution shall be made to the Participant regardless of any elections providing for later distribution that may otherwise be applicable under the Plan.

SECTION 6

Source of Benefit Payments

Neither a Participant nor any other person shall, by reason of the Plan, acquire any right in or title to any assets, funds or property of the Company whatsoever, including, without limitation, any specific funds, assets, or other property which the Company, in its sole discretion, may set aside in anticipation of a liability under the Plan. A Participant shall have only a contractual right to the amounts, if any, payable under the Plan, unsecured by any assets of the Company. Nothing contained in the Plan shall constitute a guarantee by the company that the assets of the Company shall be sufficient to pay any benefits to any person.

SECTION 7

Committee

7.1.   Powers of Committee. Responsibility for the day-to-day administration of the Plan shall be vested in the Plan Administrator, which shall be the Committee. The authority to control and manage all other aspects of the operation and administration of the Plan shall also be vested in the Committee. The Committee is authorized to interpret the Plan, to establish, amend, and rescind any rules and regulations relating to the Plan, to determine the terms and provisions of any agreements made pursuant to the Plan, and to make all other determinations that may be necessary or advisable for the administration of the Plan. Except as otherwise specifically provided by the Plan, any determinations to be made by the Committee under the Plan shall be decided by the Committee in its sole discretion. Any interpretation of the Plan by the Committee and any decision made by it under the Plan is final and binding on all persons.

7.2.   Delegation by Committee. The Committee may allocate all or any portion of its responsibilities and powers to any one or more of its members and may delegate all or any part of its responsibilities and powers to any person or persons selected by it. Any such allocation or delegation may be revoked by the Committee at any time. Until the Committee takes action to the contrary, the powers and responsibilities of the Plan Administrator shall be delegated to the Vice President - Human Resources (or delegate) of the Company, subject to such direction as may be provided to the Vice President - Human Resources or delegate from time to time by the Committee.

7.3.   Information to be Furnished to Committee. The Company shall furnish the Committee with such data and information as may be required for it to discharge its duties. The records of the Company as to a Participant's membership on the Board shall be conclusive on all persons unless determined to be incorrect. Participants and other persons entitled to benefits under the Plan must furnish the Committee such evidence, data or information as the Committee considers desirable to carry out the Plan.

7.4.   Liability and Indemnification of Committee. No member or authorized delegate of the Committee shall be liable to any person for any action taken or omitted in connection with the administration of the Plan unless attributable to such individual's own fraud or willful misconduct; nor shall the Company be liable to any person for any such action unless attributable to fraud or willful misconduct on the part of a director or employee of the Company. The Committee, the individual members thereof, and persons acting as the authorized delegates of the Committee under the Plan, shall be indemnified by the Company against any and all liabilities, losses, costs and expenses (including legal fees and expenses) of whatsoever kind and nature which may be imposed on, incurred by or asserted against the Committee or its members or authorized delegates by reason of the performance of a Committee function if the Committee or its members or authorized delegates did not act dishonestly or in willful violation of the law or regulation under which such liability, loss, cost or expense arises. This indemnification shall not duplicate but may supplement any coverage available under any applicable insurance.

SECTION 8

Amendment and Termination

The Committee may, at any time, amend or terminate the Plan (including the rules for administration of the Plan), subject to the following:

(a)   Subject to the following provisions of this Section 8, no amendment or termination may materially adversely affect the rights of any Participant or beneficiary under the Plan.

(b)   The Committee may revoke the right to defer Eligible Compensation under the Plan; provided, however, that, except as may be approved by the Board, no such revocation shall apply to the Eligible Compensation of any Participant to the extent that the revocation is adopted by the Committee

after the date the Eligible Compensation is otherwise required to be credited to the Participant's Account under the Plan.

(c)   The Plan may not be amended to delay the date on which benefits are otherwise payable under the Plan without the consent of each affected Participant.

(d)   Notwithstanding any other provision of the Plan to the contrary, neither the Committee nor the Board may delegate its rights and responsibilities under this Section 8; provided, however, that, the Board of Directors may, from time to time, substitute itself, or another committee of the Board, for the Corporate Governance Committee under this Section 8.